UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Allos Therapeutics, Inc.

(Name of Subject Company (Issuer))

Sapphire Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidaiary of

Spectrum Pharmaceuticals, Inc.

(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Rajesh C. Shrotriya, M.D.

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Ave., Suite 240

Henderson, Nevada 89052

(702) 835-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

R. Scott Falk, Esq. Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2200	Eva H. Davis, Esq. Kirkland & Ellis LLP 333 South Hope Street Los Angeles, California 90071 (213) 680-8400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$218,545,445.26	$25,043.31

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 113,235,982 shares of Allos Therapeutics, Inc. common stock (assuming full vesting and settlement in common stock of issued and outstanding restricted stock unit awards and exercise of issued and outstanding stock options with an exercise price of less than $1.82) at a price of $1.93 per share.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: $25,043.31	Filing Party: Spectrum Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 16, 2012

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Sapphire Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Allos Therapeutics, Inc., a Delaware corporation (“Allos”), at a price of $1.82 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, plus one contingent value right to receive additional consideration of $0.11 per share in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated April 13, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

(1) The first two paragraphs in the subsection captioned “United States Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are amended and restated in their entirety as follows:

“United States Antitrust Compliance. Parent filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the U.S. Federal Trade Commission (the “FTC”) on April 9, 2012. Allos filed its Premerger Notification and Report Form with the Antitrust Division and the FTC on April 9, 2012. In consultation with the FTC, Parent withdrew its Premerger Notification and Report Form on April 23, 2012 and refiled its Premerger Notification and Report Form on April 24, 2012.

On May 10, 2012, Allos and Parent issued a joint press release announcing that each of Allos and Parent had received a Request For Additional Information and Documentary Material from the FTC (the “Second Request”), which extends the waiting period under the HSR Act until 11:59 PM, New York City time, at the end of the day on the 10th day after the date Parent substantially complied with the Second Request, or until 11:59 PM, New York City time, on the next business day following that date, if the 10th day falls on a weekend or Saturday, Sunday or legal holiday. After that time, the waiting period may be extended only by a court order or with the parties’ consent. The FTC may terminate the waiting period before its expiration. A copy of the joint press release is filed as Exhibit (a)(1)(O) hereto, and is incorporated herein by reference.

(2) In connection with Parent’s receipt of the Second Request, the Purchaser has extended the Expiration Date of the Offer until 5:00 PM, New York City time, on May 24, 2012. The Offer had previously been scheduled to expire at midnight, New York City time, at the end of the day on May 10, 2012. The Depositary for the Offer has advised that, as of midnight at the end of the day on May 9, 2012, approximately 49,803,260 Shares were validly tendered and not withdrawn, which represent approximately 46.5% of the outstanding Shares. The press release announcing the extension of the Offer is filed as Exhibit (a)(1)(O) hereto, and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(O)	Joint Press Release issued May 10, 2012 (incorporated by reference to Exhibit (a)(5) to Amendment No. 5 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 10, 2012)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012

SAPPHIRE ACQUISITION SUB, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Chief Financial Officer

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Senior Vice President and Acting Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2012*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on April 13, 2012 in the New York Times*

(a)(1)(G)	Joint Press Release issued April 5, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report of Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(a)(1)(H)	Complaint filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc., et al. (incorporated by reference to Exhibit (g)(1) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(2) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(a)(1)(J)	Press Release issued by Spectrum Pharmaceuticals, Inc. on April 16, 2012*

(a)(1)(K)	Amended Complaint, filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(3) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)*

(a)(1)(L)	Second Amended Class Complaint, filed in the Court of Chancery of the State of Delaware, captioned In re Allos Therapeutics, Inc. Shareholders Litigation (incorporated by reference to Exhibit (g)(4) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)*

(a)(1)(M)	Amended Complaint, filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc. et al. (incorporated by reference to Exhibit (g)(5) to Amendment No. 3 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 1, 2012)*

(a)(1)(N)	Memorandum of Understanding, dated as of May 3, 2012*

(a)(1)(O)	Joint Press Release issued May 10, 2012 (incorporated by reference to Exhibit (a)(5) to Amendment No. 5 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 10, 2012)

(d)(1)	Agreement and Plan of Merger, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(2)	Form of Contingent Value Rights Agreement to be entered into by and among the Allos Therapeutics, Inc., Spectrum Pharmaceuticals, Inc. and a Rights Agent to be designated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(3)	Form of Voting and Tender Agreement among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

Exhibit No.	Description

(d)(4)	Commitment Letter, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated*

(d)(5)	Confidentiality Agreement, dated as of September 23, 2011, by and among Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(d)(6)	Letter Agreement, dated as of March 19, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012*

(d)(7)	Letter Agreement, dated as of March 30, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012*

*	Previously filed.

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